By Electronic Submission

January 14, 2015

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    AK Steel Holding Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 21, 2014
File No. 1-13696

Dear Mr. Cash:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter from you to Mr. Roger K. Newport dated December 5, 2014 related to the Form 10-K for the year ended December 31, 2013 filed by AK Steel Holding Corporation (“AK Steel” or the “Company”). The Company’s response to the Commission’s letter is provided below.
We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Furthermore, we acknowledge that AK Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (513) 425-2659, or David C. Horn, Executive Vice President, Chief Legal and Administrative Officer and Secretary, at (513) 425-2690, if you have any questions or require any further information with respect to these matters.

Best regards,
/s/ Joseph C. Alter
Joseph C. Alter
Vice President, General Counsel and Chief Compliance Officer

cc:    Ernest Greene, SEC
Jeanne Baker, SEC
George K. Schuler, SEC
David C. Horn
Roger K. Newport
Gregory A. Hoffbauer

Operations Overview, page 1
Properties, Page 10

1.
Comment:    We note you disclose reserves for both AK Coal Resources Inc. and Magnetation LLC’s iron ore properties in these sections. With a minimal transfer of paper, forward to our engineer as supplemental information, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Acreage breakdown by owned, leased or other along with property and geologic maps.

•	Drill-hole maps showing drill intercepts and Justifications for the drill-hole spacing’s used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	A detailed description of your procedures for estimating reserves and descriptions with examples of your cut-off calculation procedures.

•	The specific criteria used to estimate reserves with an indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:    We have supplementally provided by letter dated January 14, 2015 to Mr. George K. Schuler the requested information for AK Coal Resources, Inc. (“AK Coal”). Please note that such report is being furnished to the Commission under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and under the Freedom of Information Act and is not being filed electronically as part of this letter.

With regard to Magnetation LLC (“Magnetation”), contrary to the assumption in your comment, we have not disclosed iron ore reserves for Magnetation in our Form 10-K. We believe that Section C of Industry Guide 7 is, therefore, not applicable to Magnetation.

In addition, we do not believe that the requested information is applicable to Magnetation’s operations, nor required or appropriate for inclusion in AK Steel’s disclosures. Magnetation is an equity method investment for which AK Steel has less than a 50% interest, the right only to appoint a minority of the members of the Board of Managers, and no contractual or other right to exercise control over the company. Accordingly, it does not meet the definition of a “subsidiary” as defined in Item 1‑02(x) of Regulation S-X due to AK Steel’s lack of control.

Also, as discussed in more detail below, we do not believe that Magnetation is an “extractive enterprise” as contemplated by Regulation S-K, Instructions to Item 102, Part 3, nor is it a “significant mining operation” that has reserves of “mineral deposits,” as contemplated by Industry Guide 7. Although aspects of Magnetation’s operations include certain processes that share some limited characteristics of an extractive enterprise, its business is more akin to a processing or manufacturing operation. Magnetation utilizes advanced magnetic separation technology to recover iron ore from existing stockpiles of previously-mined material, such as tailings basins (often decades old from historical mining operations in the Iron Range of Minnesota) to avoid the necessity of traditional expensive extraction methods. It is, in fact, these unique aspects of Magnetation’s business that differentiate it, both in terms of its operations and cost-structure, from traditional mining operations and help drive Magnetation’s low-cost business model. The innovative process utilized by Magnetation’s iron ore concentrate plants enable it to avoid some of the key processes that a traditional integrated mining and pellet plant facility typically requires, such as stripping, drilling and blasting in-ground deposits. As such, Magnetation is more like a scrap metal processor than an iron ore mining operation, as it recycles and processes a man-made waste resource (iron ore tailings) into a saleable product, iron ore concentrate. Magnetation sells a small amount of this iron ore concentrate to third parties, but the vast majority is further processed by Magnetation into iron ore pellets at its pelletizing plant located in Reynolds, Indiana.

In summary, because we did not disclose any iron ore reserves for Magnetation in our Form 10-K and because Magnetation is not a “subsidiary” of AK Steel and it is not an extraction enterprise, we do not believe that the requested information is necessary or required disclosure.

Magnetation, page 28
AK Coal, page 29

2.	Comment: Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for your coal and iron ore mines.

Response:    AK Steel is a steel manufacturer and is not an extractive enterprise. AK Coal is an immaterial, incidental part of AK Steel’s operations, provides only a small portion of AK Steel’s annual metallurgical coal needs (less than 15% in 2014 and estimated to be less than 10% in 2015) and does not sell coal to third parties. AK Coal is not a material component of AK Steel and the assets related to AK Coal only comprise approximately 2% of the total assets of the consolidated entity.

We have disclosed proven and probable coal reserves in order to appropriately provide the context of AK Coal’s scale and overall significance in relation to the consolidated entity. Moreover, in light of the immateriality of AK Coal’s operations, we are concerned that these requested disclosures may confuse or mislead current and potential investors into inaccurately perceiving AK Coal as an operation that is currently material to AK Steel’s business or to incorrectly view AK Steel as an extractive company. As a result of these considerations, we believe that AK Coal does not represent a significant or material operation that requires the requested disclosures.

With respect to Magnetation, please see our response to Comment 1 above.

3.	Comment: For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:

•	The coal or iron ore beds of interest, including minable thickness.

•	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•	Describe your processing and/or handling facilities.

•	Describe any road, barge and/or railroad access to each of your properties.

•	Describe the present condition of the mine with any planned expansions or reductions in mining activities.

•	Any joint ownership or the use of mining contractors.

Response:    With respect to AK Coal, please see our response to Comment 2 above. With respect to Magnetation, please see our response to Comment 1 above.

4.	Comment: In a table, disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•
Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation. Report your iron ore tonnage and iron content.

•
If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate

•	Disclose your percentage of compliance and non-compliance coal.

Response:    With respect to AK Coal, please see our response to Comment 2 above. With respect to Magnetation, please see our response to Comment 1 above.

5.
Comment:    If you lease any of your lands to other coal operators, disclose the total annual royalty tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.

Response:    AK Coal leases a limited amount of the lands it controls to third party coal operators and only a portion of this amount is mined by such third parties, providing an immaterial amount of royalty payments to AK Coal. For the years ended December 31, 2013 and 2012, AK Coal leased to third party coal operators only 3,043 acres (under 19%) and 3,248 acres (under 24%), respectively, of the total acreage that it controlled through ownership or lease. With respect to the year ended December 31, 2014, although AK Coal’s mining consultant is currently updating its annual evaluation report, which will include the amount of acreage leased to third parties, we expect that the total leased will not be materially different from the total in 2013. Moreover, as a result of the depressed market price for coal in recent years, much of the tonnage leased from AK Coal by third party operators has sat idle and not been mined. Therefore, the annual tonnage mined by third parties and the associated royalty payments have been minimal. For the years ended December 31, 2014, 2013 and 2012, third party operators mined 69,178 tons, 84,440 tons and 47,788 tons, respectively, with AK Coal receiving less than $0.3 million in annual royalty income during each year. In summary, the total annual royalty tonnage, acreage leased and amount of income is immaterial to AK Coal and, therefore, is even more immaterial to AK Steel.

6.
Comment:     Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:    With respect to AK Coal, please see our response to Comment 2 above. With respect to Magnetation, please see our response to Comment 1 above.